UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number: 0-18706
CUSIP Number: 091826107
NOTIFICATION OF LATE FILING
(Check one)    ☒ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: March 31, 2007
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Black Box Corporation
Full Name of Registrant
N/A
Former Name if Applicable
1000 Park Drive
Address of Principal Executive Office (Street and Number)
Lawrence, PA   15055
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Black Box Corporation (the “Company”) did not file its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended March 31, 2007 by May 30, 2007, the required filing date, and such Form 10-K may not be filed on or before the fifteenth calendar day following the required filing date. The Company plans to file its Form 10-K for the fiscal year ended March 31, 2007 as soon as practicable.
As previously announced, the Audit Committee of the Board of Directors of the Company, with the assistance of outside legal counsel, is conducting an independent review of the Company’s historical stock option grant practices and related accounting for stock option grants. That review has included all stock option grants since 1992. At this time, that review is substantially complete, although the Audit Committee has not yet finalized its findings and certain matters, such as determining any remedial action and recommendations for improving the Company’s stock option granting practices, remain to be completed.
On March 20, 2007, the Company announced that, although the review of stock option practices was ongoing, Company management and the Audit Committee expected that the Company’s additional non-cash, pre-tax charges for stock-based compensation expense relating to certain stock option grants would approximate $63 million for the period under review. At that time, Company management and the Audit Committee announced that they had concluded that the Company would need to restate its previously-issued financial statements contained in reports previously filed by the Company with the Securities and Exchange Commission (the “SEC”). In addition, Company management and the Audit Committee announced that the Company’s previously-issued financial statements and other historical financial information and related disclosures for the period under review, including applicable reports of its current or former independent registered public accounting firms and related press releases, should not be relied upon.
As a result of the ongoing review of stock option practices, Company management and the Audit Committee now currently expect that the Company’s additional non-cash, pre-tax charges for stock-based compensation expense relating to certain stock option grants will approximate $70 million for the period under review.
In addition, due to the fact that the review is not yet completed, and due to the allocation of Company personnel and resources to the review of the Company’s stock option grant practices, the audit of the Company’s financial statements for the fiscal year ended March 31, 2007 has not been completed, and such audit may not be completed in time to permit the Company to file its Form 10-K for the fiscal year ended March 31, 2007 on or before the fifteenth calendar day following the required filing date.
As soon as practicable following the completion of the Audit Committee’s review and completion of the audit of the Company’s financial statements for the fiscal year ended March 31, 2007, the Company will file its Form 10-K for the fiscal year ended March 31, 2007. As previously announced, as soon as practicable following the completion of the Audit Committee’s review, the Company will file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter ended December 30, 2006, and any necessary restatements and amended filings.
This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 including those that involve risks and uncertainties related to the review by the Audit Committee, the restatement of the Company’s financial statements, the filing of delinquent reports on Form 10-K and Form 10-Q and the potential filing with the SEC of necessary restatements and amended filings. Any forward-looking statements contained in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by the fact they use words such as “should,” “anticipate,” “estimate,” “approximate,” “expect,” “target,” “may,” “will,” “project,” “intend,” “plan,” “believe” and other words of similar meaning and expression. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, they may include the timing of the completion and results of the independent review of the Company’s stock option grant practices by the Audit Committee. We can give no assurance that any goal, plan, date or target set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael McAndrew	724	873-6925

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended December 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters described in Part III above, the Company cannot make such determination at this time.

Black Box Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Black Box Corporation

Date: May 31, 2007	By:	/s/ Michael McAndrew

Michael McAndrew
Chief Financial Officer, Treasurer and
Principal Accounting Officer

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